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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 3)


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 ACORDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 ACORDIA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   004929 105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            ERNEST J. NEWBORN, JR.,
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 ACORDIA, INC.
                              120 MONUMENT CIRCLE
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 488-6666
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                           JONATHAN L. FREEDMAN, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6092
                                 (212) 259-8000

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     Acordia, Inc. (the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on June 6, 1997, as amended on June 13, 1997 and June 20, 1997 (the "Statement"), relating to a tender offer by AICI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Anthem Insurance Companies, Inc., an Indiana mutual insurance company, disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 6, 1997 to purchase any and all of the outstanding shares of common stock, par value $1.00 per share, of the Company at a price of $40.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 1997 and the related Letter of Transmittal. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION. The information set forth in section (b)(3), "Opinion of Alex. Brown", of this Item 4 is hereby amended and supplemented by adding the following information:

     Alex. Brown has consented to the inclusion of the Alex. Brown Opinion and the description of the Alex. Brown Opinion contained herein.

     Alex. Brown has advised the Special Committee that, based on an express disclaimer in the Engagement Letter, Alex. Brown does not believe that any person (including a stockholder of the Company), other than the Company or the Company's Board of Directors (including the Company Special Committee), has a legal right to rely upon its fairness opinion to support any claims against Alex. Brown arising under applicable state law and that, should any such claims be brought against Alex. Brown by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the Company's Board of Directors, or the Company Special Committee, under applicable state law. Nor would the availability of such a state law defense to Alex. Brown have any effect on the rights and responsibilities of either Alex. Brown or the Company's Board of Directors (including the Company Special Committee) under the federal securities laws.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACORDIA, INC.

                                          By: /s/ FRANK C. WITTHUN
                                            ------------------------------------
                                            Name: Frank C. Witthun
                                            Title:   President and
                                                 Chief Executive Officer


Dated: July 3, 1997


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                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
----------   ----------------------------------------------------------------------  ------------
(a)(1)       Offer to Purchase dated June 6, 1997..................................
(a)(2)       Letter of Transmittal dated June 6, 1997..............................
(a)(3)       Text of Press Release dated June 2, 1997..............................
(a)(4)       Fairness Opinion of Alex. Brown & Sons, Incorporated dated May 30,
             1997..................................................................
(a)(5)       Letter to Acordia, Inc. Stockholders dated June 6, 1977...............
(c)(1)       Agreement and Plan of Merger dated as of June 2, 1997, by and among
             Acordia, Inc., Anthem Insurance Companies, Inc. and AICI Acquisition
             Corp..................................................................
(c)(2)       Portions of Acordia Inc.'s Proxy Statement dated April 11, 1997, for the Acordia 1997 Annual Meeting of Stockholders.......................
(c)(3)       Acordia, Inc. 1992 Stock Compensation Plan............................
(c)(4)       Acordia, Inc. Directors Stock Compensation Plan.......................
(c)(5)       Acordia, Inc. Directors Deferred Compensation Plan....................
(c)(6)       Acordia 401(k) Long Term Savings Investment Plan, as amended to date..................................................................
(c)(7)       Transaction Agreement dated February 17, 1997, by and between Acordia,
             Inc. and Frank C. Witthun.............................................
(c)(8)       Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and John J. O'Connor.............................................
(c)(9)       Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Ernest J. Newborn............................................
(c)(10)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Keith A. Maib................................................
(c)(11)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Robert C. Nevins.............................................
(c)(12)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Daniel W. Kendall............................................
(c)(13)      Transaction Agreement dated March 17, 1997, by and between Acordia,
             Inc. and Michael B. Henning...........................................
(c)(14)      Employment Agreement dated June 1, 1994, by and between Acordia, Inc.
             and Ernest J. Newborn.................................................
(c)(15)      Employment Agreement dated January 1, 1994, by and between Acordia,
             Inc. and John J. O'Connor.............................................
(c)(16)      Complaint filed in Crandon Capital Partners v. Acordia, Inc. et al.
             (Del. Ch. June 4, 1997)...............................................
(c)(17)      Complaint filed in Sherry Levinson v. Acordia, Inc. et al. and Anthem
             Insurance Companies, Inc. (Del. Ch. June 4, 1997).....................
(c)(18)      Notice regarding the Acordia, Inc. Producers Deferred Compensation &
             Equity Plan.
(c)(19)      Notice regarding the Anthem, Acordia and ABI 401(k) Plans.
(c)(20)      Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of
             Acordia, Inc. and L. Ben Lytle, Chairman of the Board of Directors of
             Acordia, Inc. to all restricted stock participants.

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
                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
----------   ----------------------------------------------------------------------  ------------
(c)(21)      Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of
             Acordia, Inc. and L. Ben Lytle, Chairman of the Board of Directors of
             Acordia, Inc. to the restricted stock participants under the Producer
             Deferred Compensation and Equity Plan.
(c)(22)      Letter from Frank C. Witthun, President and CEO of Acordia, Inc. and
             L. Ben Lytle, Chairman of The Board of Directors of Acordia, Inc. to
             each stock optionholder of Acordia, Inc. with an attached list of questions and answers regarding the stock options issued under the various Acordia, Inc. stock compensation plans.
(c)(23)      Form of Stock Option Cancellation Agreement.

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  All exhibits previously filed.